UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on July 27, 2026 at 10:00 a.m. Eastern Standard Time at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China.

Holders of 14,184,663 shares of the Registrant (consisting of 9,250,725 Class A Ordinary Shares and 4,933,938 Class B Ordinary Shares) were present in person or by proxy at the meeting, representing approximately 74.77% of the total 18,170,320 outstanding shares (consisting of 13,235,873 Class A Ordinary Shares and 4,934,447 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Extraordinary General Meeting and entitled to vote at the Extraordinary General Meeting as of the record date of July 13, 2026. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Capital Reduction and Reorganization

As a special resolution, that subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with, that (together, the “Share Capital Reduction and Reorganization”), to approve:

Share Capital Reduction

a. the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e. immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be changed from US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each to US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, (together, the “Share Capital Reduction and Reorganization Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,497,496	90,362	2,247

2. Seventh Amended M&A

As a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization, to approve the adoption of the seventh amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing sixth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization which shall take effect on the date of registration of the solvency statement (made under section 14A of the Companies Act) and the minute as required by section 14B of the Companies Act. (the “Seventh Amended M&A Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,497,477	90,363	2,265

3. Share Capital Increase

As an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, to approve the Company’s authorised share capital increase (the “Share Capital Increase”):

From: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

by creating an additional 5,940,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Increase Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,495,630	92,406	2,069

4. Eighth Amended M&A

As a special resolution, that subject to and immediately following the Share Capital Increase, to approve the adoption of the eighth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s seventh amended and restated memorandum and articles of association, to reflect the Share Capital Increase be approved (the “Eighth Amended M&A Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,495,612	92,414	2,079

5. Share Consolidation

As an ordinary resolution to approve,

(a) Conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the “Effective Date”) and subject to such Effective Date or Effective Dates being within two calendar years of the date of the 2026 Extraordinary Meeting:

(i)	the authorized issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-20, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company’s then existing memorandum and articles of association (the “Share Consolidation”), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-20;

(ii)	no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Share Consolidation Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,496,687	91,366	2,052

6. Further Amended M&A

As a special resolution, that subject to and immediately following any Share Consolidation being effected, to approve the Company to adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Further Amended M&A Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,495,593	92,425	2,087

7. Equity Incentive Plan

As an ordinary resolution, to approve and adopt the Company’s 2026 equity incentive plan (the “Equity Incentive Plan”), in the form attached to this proxy statement as Exhibit C, and all transactions contemplated thereunder, including the reservation and issuance of up to 1,985,000 Class A Ordinary Shares pursuant to awards granted under the 2026 Equity Incentive Plan (the “Equity Incentive Plan Proposal”). No broker non-votes are counted.

For	Against	Abstain
58,495,409	92,651	2,045

8. Adjournment

As an ordinary resolution, to approve the adjournment of the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting (the “Adjournment Proposal”) No broker non-votes are counted.

For	Against	Abstain
58,499,132	88,924	2,049

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2026	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

4